December 18, 2008

VIA EDGAR AND UPS OVERNIGHT COURIER

Mr. Chris White
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:         Quicksilver Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 27, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 5, 2008
File No. 1-14837

Dear Mr. White:

This memorandum sets forth the responses of Quicksilver Resources Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 4, 2008 (the “Comment Letter”).  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

In those instances in which we believe that it would be appropriate to include revised or additional disclosure in our future filings in response to the Staff’s comments, we have included our proposals with respect to such additional disclosure (indicated by underlining) in this document.

Mr. Chris White
December 18, 2008

Form 10-K for the fiscal year ended December 31, 2007

Note 3, Quicksilver Gas Services LP, page 61

1.
We note you completed the sale of units of your subsidiary, Quicksilver Gas Services (“KGS”), in an initial public offering in August and September of fiscal year 2007. Please address the following comments regarding your accounting for the gain on this transaction:

•
Clarify how you calculated the gain on the sale of Quicksilver Gas Services LP units sold in the IPO.  Clarify your carrying value in the units of KGS on the IPO date and how that compared to the proceeds received.

•	Explain how you calculated the amount of gain to defer in connection with this sale.

•
Clarify how you determined that a portion of the gain should be deferred until the subordination period ends on units held by you subsequent to the IPO.  Explain all guidance that you relied upon when determining the appropriate manner to account for the gain, including SAB Topic 5H.

Response: As the Commission outlines, in the third quarter of 2007 KGS sold 5,750,000 common units (including the exercise of the underwriters over allotment option) to the public and issued 816,873 common units to private investors in an IPO.  Quicksilver Resources Inc. (“KWK”) retained the remaining 5,696,752 common units and all of the 11,513,625 subordinated units.  As a result of the IPO, KWK’s ownership of KGS decreased from 95% to 72%.

As we disclosed in our 2007 Annual Report on Form 10-K, we engaged in a number of transactions contemporaneous with the IPO.  Included among these was the distribution of $162 million from KGS to KWK.  This transaction, which was treated as a return-of-capital, eliminated the entire remaining basis that KWK had for its pre-IPO investment in KGS.  Pursuant to its recapitalization via the IPO, KGS had an equity balance of $110 million, which was the amount of the net proceeds generated by the IPO.

Upon completion of KGS’ IPO, KGS became jointly owned by KWK (72%) and the public (28%). KGS’ post-IPO equity of $110 million was allocated approximately $79.3 million to KWK and approximately $30.7 million to the public.  Minority interest was recorded for the $30.7 million portion owned by the public.  Since the distributions contemporaneous with the IPO had eliminated KWK’s entire basis in KGS, the $79.3 million represented the gain resulting from the IPO.  In accordance with SAB Topic 5H, Accounting for Sales of Stock by a Subsidiary, the public sale of units by KGS was eligible for recognition as either a direct credit to equity or as an income statement credit, since the IPO was not a part of a broader corporate reorganization contemplated or planned by KWK.

As specified in the KGS partnership agreement, the common and subordinated units are entitled to quarterly distributions.  However, the subordinated unit holders have a lower priority than common unit holders whereby the subordinated units only receive distributions after the common units have received their minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. The subordination period ends and the subordinated units are converted to common units after certain distribution targets are met or after June 30, 2010.

Mr. Chris White
December 18, 2008

Staff Accounting Bulletin (SAB) Topic 5-H (SAB 51) Question 3 indicates a “gain should not be recognized before exercise or conversion into common stock, and then only provided that realization of the gain is reasonably assured at the time of such exercise or conversion.”  During the September 25, 2002 AICPA SEC Regulations Committee Joint Meeting with the Staff, the applicability of SAB 51 to instances where different classes of securities are issued with preferential distribution or liquidation rights was discussed. The Staff clarified that it “believes that if the class of security issued by the subsidiary has a preference in distribution or liquidation rights over any other class of equity security, then it is analogous to preferred stock” and the Staff refers to the response to Question 3 SAB Topic 5-H, which indicates that it is not appropriate to recognize a gain on the sale of securities other than common stock.  That response states, “With respect to issuances of stock options, warrants, and convertible and other similar securities, gain should not be recognized before exercise or conversion into common stock, and then only provided that realization of the gain is reasonably assured at the time of such exercise or conversion.”

As a result of the preferential distribution rights held by the public unit holders over KWK’s holdings in subordinated units, KGS’ common units held by the public are considered other-than-common securities (e.g., similar to preferred stock).  As a result, KWK recognized no gain within earnings at the time of the IPO and instead recognized the entire $79.3 million as a deferred gain.  Upon the conversion of the subordinated units into common units, the preferences in the distribution rights would cease to exist, units held by the public and by KWK would become equal and the $79.3 million would be recognized as a gain within earnings.   Based upon our assessments at the time of the IPO, we believe that it was reasonably assured that the subordination period would end and that the subordinated units would attain equal standing with the common units.  Our assessments continued to indicate reasonable assurance of subordination cessation through the date at which we filed our 10-Q for the quarter ended September 30, 2008.

Mr. Chris White
December 18, 2008

Note 5. Hedging and Derivatives, page 63

2.
We note the loss in the amount of $63.5 million recognized for the remainder of the Michigan Sales contract due to your decision to no longer deliver a portion of your natural gas production to supply the contractual volumes under the contract in December 2007.  Tell us in more detail how you concluded that this contract met the normal sales exemption of paragraph 10.b of SFAS 133 at contract inception and what factors changed in December 2007.

Response:  Our obligation under the Michigan Sales Contract was satisfied by delivery of our Michigan production to contractual delivery points on a monthly basis commencing on April 1, 1999.  As part of our adoption of SFAS No. 133, we assessed the Michigan Sales Contract using the information in paragraph 10.b of that standard.  We determined upon adoption of SFAS No. 133 that our delivery of production in satisfaction of our obligation was probable at that date and throughout the life of the contract.  Upon completion of the sale of the Michigan production in the BreitBurn Transaction, we continued to satisfy our obligation under the Michigan Sales Contract in November and December 2007 using Canadian production from properties owned by our wholly-owned subsidiary, Quicksilver Resources Canada Inc. (QRCI).  During December 2007, we concluded that continued delivery of QRCI natural gas production was not practicable due to the cost and logistical considerations required to do so.  At that point, we recognized a loss of $63.5 million for the then fair value of the remaining duration of the Michigan Sales Contract based upon the absence of continuing probability as to our physical delivery of natural gas.

3.
Further, we note from Note 6 that your CMS Contract was treated as a normal sales contract under SFAS No. 133 until May 2007.  Tell us your consideration of other contracts you may have designated as normal sales contracts which may no longer qualify for the exception for accounting under SFAS No. 133 given the net settlement of the Michigan Sales and CMS contracts.

Response: We periodically review our contracts to ensure their compliance with SFAS No. 133. There are no other supply contracts to which we are party.  Thus, there are no other contracts that have been designated for the normal sales exemption pursuant to SFAS No. 133.

Mr. Chris White
December 18, 2008

Note 19. Stockholders’ Equity

KGS Restricted Phantom Units, page 80

4.
We note the KGS 2007 Equity Plan permits issuance of up to 750,000 units, and at the time of issuance the Board of Directors determines whether the phantom units will be settled in cash or settled in KGS units.  Tell us how you have accounted for the 84,961 shares issued in 2007 that are payable in cash and how your accounting complies with paragraph 32 of SFAS No. 123(R).  In addition, clarify whether there are any provisions that could change the awards settled in KGS units to be settled in cash subsequent to the date of issuance.

Response: We have followed the requirements of paragraph 32 of SFAS 123(R) as our phantom units payable in cash are recorded as a liability.  We believe that the section entitled “KGS Restricted Phantom Units” as stated on page 80 of our 2007 Form 10-K contained the appropriate information regarding our treatment as a liability, which as filed reads as follows [emphasis added]:

Awards of phantom units have been granted under KGS’ 2007 Equity Plan, which permits the issuance of up to 750,000 units.  At the time of issuance, the Board of Directors of KGS determines whether the phantom units will be settled in cash or settled in KGS units.  For awards payable in cash, KGS amortizes the expense associated with the award over the vesting period.  However, the fair value is reassessed at every balance sheet date, such that the vested portion of awards is adjusted to reflect revised fair value via compensation expense. Phantom unit awards payable in units are valued at the closing market price of KGS common units on the date of grant.  The unearned compensation is amortized to compensation expense over the vesting period of the phantom award.

We would propose to clarify the accounting treatment for such awards in our 2008 Form 10-K by stating our policy as follows:

Awards of phantom units have been granted under KGS’ 2007 Equity Plan, which permits the issuance of up to 750,000 units.  At the time of issuance, the Board of Directors of KGS determines whether the phantom units will be settled in cash or settled in KGS units.  For awards payable in cash, KGS amortizes the expense associated with the award over the vesting period. However, the fair value of the liability is reassessed at every balance sheet date, such that the vested portion of the liability is adjusted to reflect revised fair value and is recorded through compensation expense. Phantom unit awards payable in units are valued at the closing market price of KGS common units on the date of grant.  The unearned compensation is amortized to compensation expense over the vesting period of the phantom unit.

We also confirm that there are no provisions in the 2007 Equity Plan or award agreements that permit KGS or participants to cause the awards settleable in units to be otherwise settled in cash.  Thus, there is no mechanism by which awards settleable in units would be recognized as a liability pursuant to paragraph 32 of SFAS 123(R).

Mr. Chris White
December 18, 2008

Engineering Comments

Business, page 4

Natural Gas and Oil Reserves, page 10

5.
We note that natural gas liquids comprise a substantial portion of your proved reserves and that the “Representative natural gas and oil prices” do not include figures for NGLs.  In future documents, please include the representative prices for these NGL reserves.

Response: We will include discussion of the NGL prices in our reserve disclosures in future Form 10-K filings as shown below:

	Years Ended December 31,
	2008		2007	2006

Representative natural gas, NGL and crude oil prices:(1)
Natural gas — Henry Hub Spot	$	TBD	$6.80	$5.64
Natural gas — AECO		TBD	6.35	5.39
NGL — Mont Belvieu, Texas		TBD	57.35	40.10
NGL — Kalkaska, Michigan (3)		N/A	N/A	37.73
Crude oil — WTI Cushing		TBD	95.98	60.85
Standardized measure of discounted future net cash flows(2), after income tax (in millions)	$	TBD	$2,169.2	$1,485.8

(1)
The natural gas and crude oil prices as of each respective year end were based, respectively, on NYMEX Henry Hub prices per MMBtu and NYMEX prices per Bbl, as adjusted to reflect local differentials. NGL prices were based on indicated index prices per Bbl, adjusted to reflect local differentials.

(2)	Determined based on year end unescalated prices and costs in accordance with the guidelines of the SEC, discounted at 10% per annum.

(3)	All NGL reserves that utilized the Kalkaska, Michigan index were sold in 2007 pursuant to the BreitBurn Transaction, which is more fully described in Note 4.

Mr. Chris White
December 18, 2008

Notes to Consolidated Financial Statements, page 55

Supplemental Information (Unaudited), pages 86 & 87

6.
We note your disclosure here, “[t]he tables set forth in this note do not include any information for the Company’s proportionate share of BBEP’s reserves, oil and gas operating results and other information” as well as your disclosure that “[t]he Company accounts for its investment in BBEP units using the equity method, utilizing a one quarter lag from BBEP’s publicly-available information” in your September 30, 2008 Form 10-Q, page 13.  SFAS 69, paragraph 9 states, “[t]he disclosures set forth in this Statement are not required in interim financial reports.  However, interim financial reports shall include information about a major discovery or other favorable or adverse event that causes a significant change from the information presented in the most recent annual financial report concerning oil and gas reserve quantities.”  Please explain your basis for not disclosing your equity share of proved reserves attributable to your BBEP unit holdings in your Forms 10-Q and the actions you will take to comply with SFAS 69.

Response: See response to comment No 7.  Also, should BBEP report any significant change in their oil and gas reserve information, we will report such change in our ensuing periodic filing.  Similarly, should we become aware of any significant change in our own oil and gas reserves, we would disclose that information in the ensuing periodic filing.

7.
SFAS 69, paragraph 11, requires “appropriate explanation of significant changes” to an enterprise’s proved reserves.  We could find no connection in your document between the line item for 2007 “Sales in place” of 504 BCFG and your (presumed) divestiture to BreitBurn Energy Partners L.P.  Please direct us to the appropriate disclosure if we have overlooked it. Otherwise, please revise to comply with SFAS 69.

Response: All of the sales in place in 2007 relate to the BreitBurn Transaction. The BBEP natural gas and crude oil reserves, oil and gas operating results and other information were not publicly available prior to the filing deadline of our 2007 Form 10-K.  Therefore, we were unable to include this information in that Form 10-K for the corresponding period. Similarly, we will not be able to include the required information for BBEP’s 2008 reserves, oil and gas operating results and other information in our 2008 Annual Report on Form 10-K.  However, our present calculations indicate a high likelihood that we will be required to amend our 2008 Annual Report Form 10-K principally to reflect the disclosures required under SEC Rule 210.3-09 but this will also afford us the opportunity to provide an update on the reserves, oil and gas operating results and other information subsequently reported by BBEP.  Within our initial 2008 Annual Report on Form 10-K filing, we would propose to add the following to our footnoted information regarding BBEP reserves, oil and gas operating results and other information and clarify the sales in place reported in 2007:

Mr. Chris White
December 18, 2008

The changes in proved reserves for the three years ended December 31, 2008 were as follows:

	Natural Gas (MMcf)			NGL (MBbl)			Crude Oil (MBbl)
	United States	Canada	Total	United States	Canada	Total	United States	Canada	Total

December 31, 2005	716,043	304,910	1,020,953	9,623	—	9,623	5,915	—	5,915
Revisions	(80,484)	(32,938)	(113,422)	4,593	7	4,600	667	—	667
Extensions and discoveries	332,811	55,006	387,817	34,510	14	34,524	320	—	320
Sales in place	—	(405)	(405)	—	—	—	—	—	—
Production	(35,028)	(18,238)	(53,266)	(741)	(5)	(746)	(587)	—	(587)

December 31, 2006(1)	933,342	308,335	1,241,677	47,985	16	48,001	6,315	—	6,315
Revisions	(30,494)	17,761	(12,733)	1,112	(1)	1,111	633	—	633
Extensions and discoveries	302,098	24,463	326,561	46,571	—	46,571	658	—	658
Sales in place(2)	(503,651)	(1,446)	(505,097)	(3,147)	—	(3,147)	(3,947)	—	(3,947)
Production	(38,887)	(20,732)	(59,619)	(2,466)	(5)	(2,471)	(584)	—	(584)

December 31, 2007(1)	662,408	328,381	990,789	90,055	10	90,065	3,075	—	3,075
Revisions	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD
Extensions and discoveries	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD
Sales in place	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD
Production	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD

December 31, 2008(1)	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD

Proved developed reserves
December 31, 2006	626,582	217,759	844,341	18,771	16	18,787	5,236	—	5,236
December 31, 2007	379,917	260,029	639,946	50,738	10	50,748	2,763	—	2,763
December 31, 2008	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD

(1)
Although the Company did not acquire its initial 32% limited partnership interest in BBEP until 2007, had the Company owned 32% of BBEP at December 31, 2006, proportionate ownership of BBEP would have included 1,341 MMcf of natural gas and 9,613 MBbl of crude oil, all within the United States but none of which is included in the above table. At December 31, 2007, the Company's 32% ownership of BBEP represented additional proved oil and natural gas reserves of 160,880 MMcf of natural gas, and 18,505 MBbl of crude oil, all within the United States but none of which is included in the above table. At December 31, 2008, the Company owned approximately 41% of BBEP, who has yet to publicly disclose the extent of its December 31, 2008 proved oil and natural gas reserves.

(2)	Sales in place during 2007 relate principally to the BreitBurn Transaction, which is more fully described in Note 4.

Mr. Chris White
December 18, 2008

The carrying value of oil and gas producing assets as of December 31, 2008, 2007 and 2006 were as follows:

	United States		Canada		Consolidated
	(In thousands)

2008
Proved properties	$	TBD	$	TBD	$	TBD
Unevaluated properties		TBD		TBD		TBD
Accumulated DD&A		TBD		TBD		TBD

Net capitalized costs(1)	$	TBD	$	TBD	$	TBD

2007
Proved properties		$1,231,109		$580,186		$1,811,295
Unevaluated properties		163,274		51,954		215,228
Accumulated DD&A		(157,122)		(105,001)		(262,123)

Net capitalized costs(1)		$1,237,261		$527,139		$1,764,400

2006
Proved properties		$1,163,353		$397,106		$1,560,459
Unevaluated properties		157,220		34,445		191,665
Accumulated DD&A		(250,547)		(57,518)		(308,065)

Net capitalized costs(1)		$1,070,026		$374,033		$1,444,059

(1)
Although the Company did not acquire its initial 32% limited partnership interest in BBEP until 2007, had the Company owned 32% of BBEP at December 31, 2006, proportionate ownership of BBEP would have included $59.3 million of capitalized oil and gas costs, all within the United States but none of which is included in the above table. At December 31, 2007, the Company's 32% ownership of BBEP represented an additional $593.8 million of capitalized oil and gas costs, all within the United States but none of which is included in the above table. At December 31, 2008, the Company owned approximately 41% of BBEP, who has yet to publicly disclose the extent of its 2008 capitalized oil and gas costs.

Mr. Chris White
December 18, 2008

Capital expenditures for exploration and development activities during each of the three years ended December 31, 2008 were as follows:

	United States		Canada		Consolidated
	(In thousands)

2008
Proved acreage	$	TBD	$	TBD	$	TBD
Unproved acreage		TBD		TBD		TBD
Development costs		TBD		TBD		TBD
Exploration costs		TBD		TBD		TBD

Total(1)	$	TBD	$	TBD	$	TBD

2007
Proved acreage		$—		$—		$—
Unproved acreage		17,031		31,448		48,479
Development costs		213,180		53,439		266,619
Exploration costs		511,314		26,122		537,436

Total(1)		$741,525		$111,009		$852,534

2006
Proved acreage		$—		$—		$—
Unproved acreage		32,048		1,574		33,622
Development costs		121,104		82,378		203,482
Exploration costs		280,438		27,197		307,635

Total(1)		$433,590		$111,149		$544,739

(1)
Although the Company did not acquire its initial 32% limited partnership interest in BBEP until 2007, had the Company owned 32% of BBEP at December 31, 2006, proportionate ownership of BBEP would have $12.2 million of capitalized expenditures for exploration and development, all within the United States but none of which is included in the above table. At December 31, 2007, the Company's 32% ownership of BBEP represented an additional $551.0 million of costs incurred for exploration and development, all within the United States but none of which is included in the above table. At December 31, 2008, the Company owned approximately 41% of BBEP, who has yet to publicly disclose its costs incurred for exploration and development during 2008.

Mr. Chris White
December 18, 2008

Results of operations from producing activities for the three years ended December 31, 2008, are set forth below:

	United States		Canada		Consolidated
	(In thousands)

2008
Natural gas, NGL and crude oil sales	$	TBD	$	TBD	$	TBD
Oil & gas production expense		TBD		TBD		TBD
Depletion & amortization expense		TBD		TBD		TBD

		TBD		TBD		TBD
Income tax expense		TBD		TBD		TBD

Results from producing activities(1)	$	TBD	$	TBD	$	TBD

2007
Natural gas, NGL and crude oil sales		$392,841		$152,248		$545,089
Oil & gas production expense		119,452		33,521		152,973
Depletion & amortization expense		65,701		35,330		101,031

		207,688		83,397		291,085
Income tax expense		72,691		24,185		96,876

Results from producing activities(1)		$134,997		$59,212		$194,209

2006
Natural gas, NGL and crude oil sales		$270,535		$116,005		$386,540
Oil & gas production expense		87,199		23,596		110,795
Depletion & amortization expense		40,760		26,094		66,854

		142,576		66,315		208,891
Income tax expense		49,902		19,231		69,133

Results from producing activities(1)		$92,674		$47,084		$139,758

(1)
Although the Company did not acquire its initial 32% limited partnership interest in BBEP until 2007, had the Company owned 32% of BBEP at December 31, 2006, proportionate ownership of BBEP would have included $25.0 million of producing activity results, all within the United States but none of which is included in the above table. For 2007, the Company's 32% ownership of BBEP represented a loss of $7.8 million for producing activity results, all within the United States but none of which is included in the above table. At December 31, 2008, the Company owned approximately 41% of BBEP, who has yet to publicly disclose its producing activity results for 2008.

Mr. Chris White
December 18, 2008

The standardized measure of discounted cash flows related to proved oil and gas reserves at December 31, 2008, 2007 and 2006 were as follows:

	United States		Canada		Total
	(In thousands)

December 31, 2008
Future revenues	$	TBD	$	TBD	$	TBD
Future production costs		TBD		TBD		TBD
Future development costs		TBD		TBD		TBD
Future income taxes		TBD		TBD		TBD

Future net cash flows		TBD		TBD		TBD
10% discount — calculated difference		TBD		TBD		TBD

Standardized measure of discounted future cash flows relating to proved reserves(1)	$	TBD	$	TBD	$	TBD

December 31, 2007
Future revenues		$9,566,791		$2,037,478		$11,604,269
Future production costs		(3,286,618)		(675,890)		(3,962,508)
Future development costs		(651,802)		(156,289)		(808,091)
Future income taxes		(1,772,021)		(228,883)		(2,000,904)

Future net cash flows		3,856,350		976,416		4,832,766
10% discount — calculated difference		(2,168,150)		(495,413)		(2,663,563)

Standardized measure of discounted future cash flows relating to proved reserves(1)		$1,688,200		$481,003		$2,169,203

December 31, 2006
Future revenues		$7,388,886		$1,629,456		$9,018,342
Future production costs		(2,715,746)		(550,148)		(3,265,894)
Future development costs		(464,997)		(148,850)		(613,847)
Future income taxes		(1,268,907)		(197,885)		(1,466,792)

Future net cash flows		2,939,236		732,573		3,671,809
10% discount — calculated difference		(1,813,746)		(372,238)		(2,185,984)

Standardized measure of discounted future cash flows relating to proved reserves(1)		$1,125,490		$360,335		$1,485,825

(1)
Although the Company did not acquire its initial 32% limited partnership interest in BBEP until 2007, had the Company owned 32% of BBEP at December 31, 2006, proportionate ownership of BBEP would have included $100.0 million of discounted future cash flows, all within the United States but none of which is included in the above table. For 2007, the Company's 32% ownership of BBEP represented $609.2 million of discounted future cash flows, all within the United States but none of which is included in the above table. At December 31, 2008, the Company owned approximately 41% of BBEP, who has yet to publicly disclose its discounted future cash flows for 2008.

Mr. Chris White
December 18, 2008

Pursuant to your request, Quicksilver Resources Inc. hereby acknowledges that:

- it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of the foregoing, please contact me at 817-665-5000.

Very truly yours,

/s/ Philip Cook

Philip Cook
Senior Vice President —
Chief Financial Officer

cc:  Bob Carroll
Ronald Winfrey
   U. S. Securities and Exchange Commission